

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Jikun Kim
Chief Financial Officer
CalAmp Corp.
15635 Alton Parkway, Suite 250
Irvine, CA 92618

> **Re: CalAmp Corp.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2023**
> **File No. 333-270720**

Dear Jikun Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing